Exhibit 99.1

CELLECT BIOTHECHNOLOGY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

NIS IN THOUSANDS

UNAUDITED

INDEX

Page

Consolidated Balance Sheets	F-2

Consolidated Statements of Comprehensive Loss	F-3

Statements of Changes in Equity	F-4

Consolidated Statements of Cash Flows	F-5 - F-6

Notes to Interim Consolidated Financial Statements	F-7 - F-11

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CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

in thousands, except share and per share data

				Convenience
				translation
				(Note 2c)
		December 31,	June 30,	June 30,
		2016	2017	2017
		Audited	Unaudited	Unaudited
	Note	N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents		6,279	4,349	1,244
Short-term deposits		19,660	17,867	5,111
Marketable securities		4,997	-	-
Other receivables		1,461	1,106	316

		32,397	23,322	6,671
LONG-TERM ASSETS:
Restricted cash		140	305	87
Other long term assets		-	119	34
Property, plant and equipment, net		1,373	1,305	373

		1,513	1,729	494

		33,910	25,051	7,165

CURRENT LIABILITIES:
Trade payables		1,401	1,521	435
Other payables		2,084	1,335	382

		3,485	2,856	817
NON CURRENT LIABILITIES:
Traded Warrants to ADS		1,938	7,251	2,074

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value:
Authorized: 500,000,000 shares at December 31, 2016 and June 30, 2017; Issued and outstanding: 107,583,485*) at December 31, 2016; and 108,804,540*) at June 30, 2017.	3	-	-	-
Additional paid-in capital		67,414	67,328	19,258
Share-based payments and proceeds from conversion option	4	6,217	9,813	2,807
Treasury shares		(9,425)	(9,425)	(2,696)
Accumulated deficit		(35,719)	(52,772)	(15,095)

		28,487	14,944	4,274

		33,910	25,051	7,165

*)       Net of 2,686,693 treasury shares of the Company held by the Company.

The accompanying notes are an integral part of the interim consolidated financial statements.

F-2

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

in thousands, except share and per share data

				Convenience
				translation
				(Note 2c)
		Six months ended June 30,		Six months ended June 30,
		2016	2017	2017
		Unaudited		Unaudited
	Note	N I S		U.S. dollars

Research and development expenses		3,679	5,227	1,495

General and administrative expenses		3,547	6,046	1,729

Other income		(280)	-	-

Total operating expenses		6,946	11,273	3,224

Operating loss		6,946	11,273	3,224

Financial income		(18)	(40)	(11)

Financial expenses		41	5,820	1,665

Total comprehensive loss		6,969	17,053	4,878

Loss per share:

Basic and diluted loss per share		0.088	0.158	0.045

Weighted average number of shares outstanding used to compute basic and diluted loss per share		79,113,097	108,034,218	108,034,218

The accompanying notes are an integral part of the interim consolidated financial statements.

F-3

CELLECT BIOTECHNOLOGY LTD.

STATEMENTS OF CHANGES IN EQUITY

in thousands, except share and per share data

	Share capital	Additional paid-in capital	Treasury shares	Share based payments and proceeds from conversion option	Accumulated deficit	Total equity
	N I S

Balance as of January 1, 2016 (audited)	-	36,725	(9,425)	3,603	(20,402)	10,501

Issuance of share capital net of issue costs	-	30,682	-	1,062	-	31,744
Share-based payment	-	-	-	1,552	-	1,552
Exercise of share options	-	7	-	-	-	7
Total comprehensive loss	-	-	-	-	(15,317)	(15,317)

Balance as of December 31, 2016 (audited)	-	67,414	(9,425)	6,217	(35,719)	28,487

Share-based payment	-	120	-	2,324	-	2,444
Exercise of share options	-	1,802	-	(736)	-	1,066
Change in terms of options series 1	-	(2,008)	-	2,008	-	-
Total comprehensive loss	-	-	-	-	(17,053)	(17,053)

Balance as of June 30, 2017 (unaudited)	-	67,328	(9,425)	9,813	(52,772)	14,944

Balance as of as of June 30, 2017 (convenience translation in U.S. dollars (unaudited))	-	19,258	(2,696)	2,807	(15,095)	4,274

The accompanying notes are an integral part of the interim consolidated financial statements.

F-4

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands, except share and per share data

			Convenience
			translation
			(Note 2c)
	Six months ended June 30,		Six months ended June 30,
	2016	2017	2017
	Unaudited		Unaudited
	N I S		U.S. dollars
Cash flows from operating activities:

Total comprehensive loss	(6,969)	(17,053)	(4,878)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit or loss items:

Net financing expenses	9	533	152
Loss (gain) from revaluation of financial assets presented at fair value through profit or loss	(1)	289	83
Depreciation and capital loss from sale of property, plant and equipment	189	184	53
Share-based payment	1,510	2,444	699
Changes in fair value of traded warrants to ADS	-	5,313	1,519

	1,707	8,763	2,506
Changes in asset and liability items:

Decrease (increase) in other receivables	(760)	236	68
Decrease in other payables	(495)	(629)	(180)

	(1,255)	(393)	(112)
Cash paid and received during the period for:

Net cash used in operating activities	(6,517)	(8,683)	(2,484)

The accompanying notes are an integral part of the interim consolidated financial statements.

F-5

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands, except share and per share data

			Convenience
			translation
			(Note 2c)
	Six months ended June 30,		Six months ended June 30,
	2016	2017	2017
	Unaudited		Unaudited
	N I S		U.S. dollars
Cash flows from investing activities:

Proceeds received from the sale of fixed assets	95	-	-
Short-term deposits	-	1,510	432
Restricted deposit, net	-	(165)	(47)
Investment in marketable securities measured at fair value through profit or loss	(120)	-	-
Sales of marketable securities measured at fair value through profit or loss	1,801	4,991	1,427
Purchase of property, plant and equipment	(1,124)	(116)	(33)

Net cash provided by investing activities	652	6,220	1,779

Cash flows from financing activities:

Exercise of share options	7	1,066	305
Issuance of share capital, net of issue costs	7,464	-	-

Net cash provided by financing activities	7,471	1,066	305

Exchange differences on balances of cash and cash equivalents	(9)	(533)	(152)

Increase (decrease) in cash and cash equivalents	1,597	(1,930)	(552)
Cash and cash equivalents at beginning of period	3,913	6,279	1,796

Cash and cash equivalents at end of period	5,510	4,349	1,244

(a) Non-cash activities:

Exercise of share options	-	(114)	(33)

The accompanying notes are an integral part of the interim consolidated financial statements.

F-6

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in thousands, except share and per share data

NOTE 1:	GENERAL

a.	Cellect Biotechnology Ltd. (formerly Cellect Biomed Ltd.) (the “Company” or “Cellect”) is a public company whose shares are listed for trading on the Tel Aviv Stock Exchange (the “TASE”) and on the NASDAQ. Cellect and its subsidiary, Cellect Biotherapeutics Ltd. (the “Subsidiary”) are engaged in the development of an innovative, unique technology that enables the biological filtering and commercialization of stem cells.

b.	Going Concern

The accompanying financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS), assuming that the Company will continue to operate as a going concern. During the period ended June 30, 2017, the Company incurred total comprehensive loss of NIS 17,053 ($4,878) and had negative cash flows from operating activities of NIS 8,683 ($2,484). In addition, the Company had an accumulated deficit of NIS 52,772 ($15,095) at June 30, 2017. The Company’s management plans to seek additional equity financing. The Company believes its current capital resources are sufficient to support its operations through the end of the second quarter of 2018.

The Company’s activities since inception have consisted of raising capital and performing research and development activities. As of June 30, 2017, principal commercial operations have not commenced. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations, if any, are dependent on future events, including, among other things, its ability to obtain marketing approval from regulatory authorities and access potential markets, secure financing, develop a customer base, attract, retain and motivate qualified personnel and develop strategic alliances. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

The Company expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

F-7

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a. Interim Financial Statements:

The accompanying consolidated balance sheet as of June 30, 2017, the consolidated statements of income, the consolidated statements of comprehensive income and the consolidated statements of cash flows for the six months ended June 30, 2016 and 2017, as well as the statement of changes in shareholders’ equity for the six months ended June 30, 2017, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In the management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2017, as well as its results of operations and cash flows for the six months ended June 30, 2016 and 2017. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the results to be expected for the year ending December 31, 2017.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2017.

There have been no changes to the significant accounting policies described in the Annual Report on Form 20-F for the fiscal year ended December 31, 2016 that have had a material impact on the unaudited interim consolidated financial statements and related notes.

b. Estimates and assumptions:

The preparation of the Group’s financial statements requires management to make estimates and assumptions that have an effect on application of the accounting policies and on the reported amounts of assets, liabilities and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

●	Determining the fair value of share-based transactions:

The fair value of share based transactions is determined upon initial recognition using acceptable option pricing models. The model is based on per-share price data and the exercise price and assumptions regarding expected volatility, expected life, expected dividend and risk-free interest rate.

c. Convenience translation into U.S. dollars:

The consolidated financial statements as of June 30, 2017 and for the six months then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar as of June 30, 2017 (U.S. $1.00 = NIS 3.496). The translation was made solely for convenience purposes.

The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

F-8

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in thousands, except share and per share data

NOTE 3:	EQUITY

a.	Changes in share capital:

	Number of
	shares

Balance at January 1, 2015 (audited)	75,949,888	*)

Issuance of shares in private placement	5,783,437
Exercise of share options	4,000
Issuance of shares in IPO	25,846,160

Balance at December 31, 2016 (audited)	107,583,485	*)

Issuance of shares	100,000
Exercise of share options and warrants	1,121,055

Balance at June 30, 2017 (unaudited)	108,804,540	*)

*)	Net of 2,686,693 treasury shares of the Company, held by the Company.

1.	On February 28, 2017, the board of directors approved the issuance to a consultant of 15,000 ADSs. Each ADS is equal to 20 ordinary shares of the Company. The issuance is to be made in three equal tranches, of 5,000 ADSs each. The first tranche was issued in May 2017, the second tranche was issued in July 2017 and the third tranche is expected to be issued in November 2017 provided that the consultant will continue to provide services to the Company.

2.	On April 4, 2017, 61,487 non-tradable warrants to purchase 61,487 ADSs were exercised. Each ADS is equal to 20 ordinary shares of the Company. The non- tradable warrants were part of the underwriter non-tradable warrants to purchase an aggregate of 77,538 ADSs exercisable for a period of four years at an exercise price of US$ 8.775 per ADS, that were granted in the Company’s IPO.

3.	On April 24, 2017, 100 tradable warrants to purchase 100 ADSs were exercised. Each ADS is equal to 20 ordinary shares of the Company. The tradable warrants were part of the tradable warrants to purchase an aggregate of 1,035,121 ADSs exercisable for a period of five years at an exercise price of US$ 7.50 per ADS that were issued in the Company’s IPO.

4.	On May 9, 2017, the Company’s shareholders, at a general shareholders’ meeting approved the following changes in the terms of the options (Series 1): (i) extension of the expiration date of the options (Series 1) to a date that is 80 days from court approval for such of the exercise period of the options (Series 1) (i.e. August 17, 2017, following court approval), and (ii) reduction in the exercise price of the options (Series 1) from NIS 1.85 per option to NIS 1.20 per option, in accordance with Section 350 of the Israeli Companies Law. On May 29, 2017, the court approved the changes to the options (Series 1). The fair value of the change in terms of options (Series 1) amounts to NIS 2,008.

During June 2017, an aggregate of 350,455 options (Series 1) were exercised at an exercise price of NIS 1.20 per option.

F-9

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in thousands, except share and per share data

NOTE 4:	SHARE-BASED COMPENSATION

a.	In February 2014, the Company’s board of directors adopted an Employee Shares Incentive Plan (the “2014 Plan”). Under the 2014 Plan, options may be granted to employees, officers, directors, consultants, advisers and service providers of the Company.

b.	Details on share options granted are provided below:

1.	On February 28, 2017, the board of directors approved an increase to the unlisted option pool of 4,207,971 options. As a result, the Company has a total of 12,707,971 unlisted options in the pool.

2.	On February 28, 2017, the board of directors approved a grant of 465,000 unlisted options to several of the Company’s employees, at an exercise price of NIS 0.867 per option and on May 25, 2017, the board of directors approved a grant of 40,500 unlisted options to several of the Company’s employees, at an exercise price of NIS 1.657 per option. The options vest over a period of 48 months, with one quarter vesting 12 months from the grant date and the remaining three quarters vesting over the remaining 36 months on a quarterly basis beginning 12 months from the grant date.

3.	On February 28, 2017, the board of directors approved a grant of 3,024,040 and 1,442,729 unlisted options to the Company’s CEO and to the Chairman of the Board, respectively. In addition, the board of directors approved a grant of 306,000 unlisted options to three directors. All of the unlisted options have an exercise price of NIS 1.2 per option. The options vest over a period of 48 months, with one quarter vesting 12 months from the grant date and the remaining three quarters vesting over the remaining 36 months on a quarterly basis beginning 12 months from the grant date. On April 30, 2017, the Company’s shareholders, at a general meeting of shareholders approved the grants of the options.

4.	On March 28, 2017, 500,000 options were exercised into ordinary shares by the Company’s former Deputy CEO and CFO. Each option was exercised at NIS 1.286 per option. A remaining 607,600 options remain vested with an exercise price of NIS 1.286 per option and an expiration date of February 28, 2018.

F-10

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in thousands, except share and per share data

NOTE 4:	SHARE-BASED COMPENSATION (Cont.)

c.	Activity during the year:

The table below includes the number of share options, and the weighted average of their exercise prices:

	December 31, 2016 (audited)		June 30, 2017 (unaudited)
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS

Outstanding at beginning of period	5,764,866	1.37	5,979,973	1.25
Options exercised for shares	-	-	(500,000)	1.29
Options forfeited	(2,054,396)	1.43	-	-
Option expired	(337,000)	1.42	-	-
Granted	2,606,503	1.14	5,628,269	1.14

Outstanding at end of period	5,979,973	1.25	11,108,242	1.19

NOTE 5:	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Liens:

The Company provided a NIS 185 restricted bank deposit to secure credit card payments.

The Company provided a NIS 120 restricted bank deposit to secure the rent payment.

NOTE 6:	SUBSEQUENT AND DURING THE PERIOD EVENTS

a.	On May 29, 2017, the Company announced that it received an approval of the Israeli court to voluntarily delist the Company’s ordinary shares from the Tel-Aviv Stock Exchange (TASE) in accordance with section 350 to the Israeli Company Law. The court approval followed the approval of the Company shareholders from May 9, 2017. On June 7, 2017, the Tel Aviv stock exchange announced that the last trading day in Tel Aviv will be on September 3, 2017, and that the de-listing date will be on September 5, 2017. The shares of the Company will continue to be tradable on NASDAQ in the form of ADSs.

b.	As of June 30, 2017, the Company received a total aggregate grant of $120 from the BIRD Foundation (the Israel-U.S. Binational Industrial Research and Development Foundation, hereinafter – the “Foundation”) in support of the development and commercialization of the Company’s stem cell selection technology in collaboration with Entegris. Subject to the successful completion of different milestones, the Company expects to receive additional grants in the future. In the event that the Company will generate revenues from the supported project in the future, the grants will be required to be repaid to the Foundation.

c.	On July 23, 2017, the Company issued 7,515 ADSs to a consultant. Each ADS is equal to 20 ordinary shares of the Company. On June 28, 2017, the board of directors approved the issuance of ADSs.

d.	Between July 1, 2017, and August 16, 2017, an aggregate of 166,119 options (Series 1) were exercised. Each option (Series 1) was exercised into one ordinary share at an exercise price of NIS 1.2 per option.

e.	On August 1, 2017, the Company filed a form F-3 “universal” shelf registration statement and a Post-Effective Amendment to form F-1 on form F-3.

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F-11